Exhibit 99.1

Medigus Announces Pricing of $10 Million Underwritten Public Offering

OMER, Israel, July 19, 2018 — Medigus Ltd. (“Medigus” or the “Company”) (NASDAQ: MDGS) (TASE: MDGS), a medical device company developing minimally invasive endosurgical tools and a leader in direct visualization technology, today announced the pricing of an underwritten public offering of 2,837,674 units at a price of $3.50 per unit. Medigus expects to receive aggregate gross proceeds of approximately $10 million from the offering, assuming no exercise of the underwriter's option to purchase additional securities. Each unit consists of (i) one American Depositary Share, or ADS (or ADS equivalents), and (ii) one Series C warrant to purchase one ADS. The ADSs (or ADS equivalents) and the accompanying Series C warrants included in the units can only be purchased together in this offering, but will be issued separately and will be immediately separable upon issuance.

The Series C warrants will have a term of five years, be exercisable immediately and have an exercise price of $3.50 per ADS. The Series C warrants will be listed on the Nasdaq Capital Market under the symbol “MDGSW” and are expected to begin trading on July 23, 2018.

H.C. Wainwright & Co. is acting as the sole book-running manager for the offering.

In connection with the offering, Medigus has granted the underwriter a 30-day option to purchase up to 425,651 additional ADSs and/or 425,651 Series C warrants to purchase up to additional 425,651 ADSs. The offering is expected to close on or about July 23, 2018, subject to customary closing conditions.

Medigus intends to use the net proceeds from the offering for general corporate purposes.

A registration statement on Form F-1 relating to the public offering of the securities described above was filed with the Securities and Exchange Commission (“SEC”) and was declared effective on July 18, 2018. The offering is being made only by means of a prospectus forming part of the effective registration statement. A preliminary prospectus relating to and describing the terms of the offering has been filed with the SEC and a final prospectus relating to the offering will be filed with the SEC, and will be available on the SEC's website at www.sec.gov. Copies of the final prospectus, when available, may also be obtained from H.C. Wainwright & Co., LLC, 430 Park Avenue, 3rd Floor, New York, NY 10022, by calling (646) 975-6996 or by emailing placements@hcwco.com.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Medigus

Medigus is a medical device company specializing in developing minimally invasive endosurgical tools and highly innovative imaging solutions. They are the pioneer developer of the MUSE™ system, an FDA cleared and CE marked endoscopic device to perform Transoral Fundoplication (TF) for the treatment of GERD (gastroesophageal reflux disease), one of the most common chronic conditions in the world. In 2016, the CMS established the Category I CPT® Code of 43210 for TF procedures, such as the ones performed with MUSE, which establishes reimbursement values for physicians and hospitals. MUSE is gaining adoption in key markets around the world – it is available in world-leading healthcare institutions in the U.S., Europe and Israel. Medigus is also in the process of obtaining regulatory clearance in China. Medigus is traded on the Nasdaq Capital Market and the TASE (Tel-Aviv Stock Exchange Ltd.). To learn more about the company’s advanced technology, please visit www.medigus.com or www.RefluxHelp.com

This press release may contain statements that are “Forward-Looking Statements,” which are based upon the current estimates, assumptions and expectations of the company’s management and its knowledge of the relevant market. The company has tried, where possible, to identify such information and statements by using words such as “anticipate,” “believe,” “envision,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “target,” “potential,” “will,” “would,” “could,” “should,” “continue,” “contemplate” and other similar expressions and derivations thereof in connection with any discussion of future events, trends or prospects or future operating or financial performance, although not all forward-looking statements contain these identifying words. These forward-looking statements represent Medigus’ expectations or beliefs concerning future events, and it is possible that the results described in this news release will not be achieved. By their nature, Forward-Looking Statements involve known and unknown risks, uncertainties and other factors which may cause future results of the company’s activity to differ significantly from the content and implications of such statements. These risks and other factors include but are not limited to the company’s ability to satisfy all the conditions to the closing of the public offering, risks associated with market conditions, risks related to unexpected costs, liabilities or delays in the public offering and the occurrence of any event, change or other circumstances that could give rise to the termination of the offering. Risk factors affecting the company are discussed in detail in the company's filings with the Securities and Exchange Commission. Forward-Looking Statements are pertinent only as of the date on which they are made, and the company undertakes no obligation to update or revise any Forward-Looking Statements, whether as a result of new information, future developments or otherwise. Neither the company nor its shareholders, officers and employees, shall be liable for any action and the results of any action taken by any person based on the information contained herein, including without limitation the purchase or sale of company securities. Nothing in this press release should be deemed to be medical or other advice of any kind.

MEDIA CONTACT:

Chantal Beaudry

Lazar Partners Ltd.

212-867-1762

cbeaudry@lazarpartners.com